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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AxcessNet, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

192 Partridge Lane
(No. and Street)

Concord (City) MA (State) 01742 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eyal Shavit 978-287-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg, Rosenblatt, Kull, & Bitsoli, PC
(Name – *if individual, state last, first, middle name*)

306 Main Street (Address) Worcester (City) MA (State) 01608 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 / 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eyal Shavit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AxcessNet, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

KRISTIN M. ANTZAK
Notary Public, Commonwealth of Massachusetts
My Commission Expires July 27 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXCESSNET, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Members
AxcessNet, LLC
Concord, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AxcessNet, LLC (a Massachusetts Limited Liability Company) as of December 31, 2017, the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of AxcessNet, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of AxcessNet, LLC's management. Our responsibility is to express an opinion on AxcessNet, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AxcessNet, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Supplemental Schedule under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of AxcessNet, LLC's financial statements. The supplemental information is the responsibility of AxcessNet, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Supplemental Schedule under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Greenberg, Rosenblatt, Kull + Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

We have served as AxcessNet, LLC's auditor since 2016.
Worcester, Massachusetts
January 10, 2018

AXCESSNET, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 25,211
Prepaid expenses	375
Total assets	$ 25,586

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued liabilities	$ 6,000
Members' equity	19,586
Total liabilities and members' equity	$ 25,586

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

Revenues:	
Success fees	$ 100,000
Investment advisory fees	48,000
Other income	7
Total revenues	148,007
Expenses:	
Professional fees	11,569
Technology	4,000
Regulatory fees	2,299
Research and marketing fees	50,652
Insurance - bond	433
Travel	7,990
Miscellaneous	842
Total expenses	77,785
Net income	$ 70,222

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

Members' equity - beginning	$	16,364
Net income		70,222
Members' distributions		(67,000)
Members' equity - ending	$	19,586

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Operating activities:	
Net income	$ 70,222
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Prepaid expenses	577
Net cash provided by operating activities	70,799
Financing activities:	
Members' distributions	(67,000)
Net cash used by financing activities	(67,000)
Net increase in cash	3,799
Cash - beginning	21,412
Cash - ending	$ 25,211

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

(1) NATURE OF BUSINESS AND ORGANIZATION

Nature of Business:

AxcessNet, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides strategic consulting and advisory services to its clients and facilitates them in procuring introductions and relationships for private placements of securities, business combinations, mergers or acquisitions, and other financing transactions. The Company's clients include domestic and foreign companies, with a concentration in Israeli companies in the information technology industry.

Organization:

The Company is organized as a limited liability company (LLC). The terms of the LLC operating agreement limit the members' liability for losses, debts and obligations to their equity contributions. The members may be liable to the Company to the extent of previous distributions made to them in the event that the Company does not have sufficient assets to discharge its liabilities. The Company does not have a formal termination date, although there are events described in the operating agreement that would cause immediate dissolution.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Accounts Receivable and Revenue Recognition:

Success fees are recognized upon the successful completion of private placements of securities, mergers, acquisitions or other financing transactions. Investment advisory, other fees and interest income are recognized when earned and collectability is reasonably assured.

Accounts receivable are recorded at cost less an allowance for doubtful accounts, if necessary. Management evaluates the collectability of accounts receivable based on the current credit conditions of its clients.

The Company had no receivables at December 31, 2017.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal and State Income Taxes:
The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net income on their individual income tax returns. Therefore, no provision for income taxes is reflected in these financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", Rule 15c3-1 of the Securities and Exchange Commission (SEC). This rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, 2017, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

Aggregate indebtedness	$ 6,000
Net capital	$ 19,211
Ratio of aggregate indebtedness to net capital	.312 to 1

(4) CONCENTRATIONS

The Company's revenue stream is derived from contracts negotiated by the managing member of the Company. The Company may have no, or a limited number of, active contracts at any time. In 2017, revenues were from two such contracts. The members plan to continue the Company's operations and are committed to providing capital contributions when necessary.

(5) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date through January 10, 2018, the date these financial statements were available to be issued.

AXCESSNET, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Net capital:	
Total members' equity	$ 19,586
Less - nonallowable assets:	
Prepaid expenses	375
Net capital	$ 19,211
Aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 6,000
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital using 120% of required capital	$ 13,211
Ratio: Aggregate indebtedness to net capital	0.312

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2017):

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2017.

See report of registered independent public accounting firm

AXCESSNET, LLC
SCHEDULE II
SUPPLEMENTAL SCHEDULE UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

SEC Rule 15c3-3 - Customer Protection - Reserves and Custody of Securities

The Company is exempt from SEC Rule 15c3-3, "Customer Protection - Reserves and Custody of Securities", pursuant to paragraph (k)(2)(i). Therefore, the supplementary schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission" have not been included in the supplementary information or the disclosures to the financial statements.

See report of independent registered public accounting firm